Exhibit 11.1

COMPUTATION OF NET LOSS PER SHARE
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
COMPUTATION OF BASIC NET LOSS PER SHARE:
Net loss	$(15,820)	$(8,792)	$(34,229)	$(33,713)

Weighted-average shares of common stock outstanding	39,075	32,737	39,068	32,659

Basic net loss per share	$(.40)	$(.27)	$(.88)	$(1.03)

COMPUTATION OF DILUTED NET LOSS PER SHARE:
Net loss available to common stockholders	$(15,820)	$(8,792)	$(34,229)	$(33,713)
Weighted-average number of shares of common stock and common stock equivalents outstanding-
Weighted-average shares of common stock outstanding	39,075	32,737	39,068	32,659
Weighted-average number of common stock equivalents applicable to stock options and employee stock purchase plans	1,163	866	1,153	480

Common stock and common stock equivalents	40,238	33,603	40,221	33,139

Diluted net loss per common stock and common stock equivalents (a)	$(.39)	$(.26)	$(.85)	$(1.02)

(a)	This calculation is submitted in accordance with Item 601(b)(11) of Regulation S-K although it is not required by SFAS No. 128 because it is antidilutive.